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                                                                    EXHIBIT 99.5

                               February ___, 2004

To the Shareholders of Summit Brokerage Services, Inc.

         This package of materials is being sent to you in connection with the annual meeting of shareholders of Summit Brokerage Services, Inc. (the "Company") which we will hold on February 26, 2004 at 11:00 a.m., at the Renaissance Boca Raton Hotel, 2000 NW 19th Street, Boca Raton, Florida 33431. (the "Annual Meeting"). The Annual Meeting is for the following purposes which are more completely described in the accompanying proxy statement/prospectus:

                  - vote on a merger agreement under which we will reorganize into a holding company structure;

                  -        elect five directors;

                  - vote on an amendment to our incentive compensation plan;

                  -        vote on an amendment to our articles of
                           incorporation; and

                  - take up any other business properly brought before the meeting.

         The board of directors of Summit Brokerage has fixed the close of business on January 30, 2004 as the record date for determining shareholders entitled to notice of, and to vote at, the annual meeting.

         We have been considering the potential benefits our Company could realize through the formation of a holding company for Summit Brokerage Services, Inc. As you may know, most other broker/dealer firms are held in a holding company structure and we believe the proposed reorganization will be beneficial for the Company and its shareholders as it will conform to the industry standard and it will also enhance the organization's financial and corporate flexibility. Upon consummation of the reorganization, Summit Financial Services Group, Inc. would be the parent organization of Summit Brokerage Services, Inc. and your shares in Summit Brokerage Services, Inc. will be deemed shares of Summit Financial Services Group, Inc.

         In connection with the reorganization, we filed a Form S-4 registration statement with the Securities and Exchange Commission and in connection with such registration, we made certain clarifying amendments to the Company's annual report for the fiscal year ended December 31, 2002 and the Company's subsequent quarterly reports, including the quarterly report for the fiscal quarter ended September 30, 2003. Therefore, the enclosed documents include the following:

         1. Proxy Statement/Prospectus of Summit Brokerage Services, Inc. and Summit Financial Services Group, Inc. dated February ___, 2004;

         2. The Company's Annual Report comprising the Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the SEC on March 31, 2003, and the Form 10-KSB/A relating to the same period as filed with the SEC on February 6, 2004; and

         3. The Form 10-QSB for the nine-months ended September 30, 2003 as filed with the SEC on November 14, 2003, and the Form 10-QSB/A relating to the same period as filed with the SEC on February 6, 2004.

         Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy in the enclosed postage paid envelope as promptly as possible. No postage is required if mailed in the United States. Shareholders who execute a proxy card may nevertheless attend the meeting, revoke their proxy and vote their shares in person.

                                         Sincerely,

                                         SUMMIT BROKERAGE SERVICES, INC.

                                         _______________________________________
                                         Marshall T. Leeds
                                         Chairman and Chief Executive Officer